SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 19, 2018

On September 19, 2018, at 8:00 a.m., at the Wish Hotel, located at Av. Sete de Setembro, nº 1537, Salvador/BA, an Ordinary Meeting of the Board of Directors of Braskem S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Members João Carlos Trigo de Loureiro, Pedro Oliva Marcilio de Sousa and Edson Chil Nobre were absent for justified reasons, and the latter was represented by Mr. Ernani Filgueiras de Carvalho, as per the power of attorney granted pursuant to article 24, paragraph 2 of the Company's Bylaws.

AGENDA: I) Subjects for resolution: After due analysis of the Proposals for Resolution (“PDs”), which were previously forwarded to the Board Members, along with the relevant documentation and shall remain duly filed at the Company’s headquarters, the following resolutions were approved by unanimous vote of the attendees: 1) PD.CA/BAK-19/2018 - Change of the Code of Conduct, the Financial Policy and the Bylaws of Braskem - the change of the Code of Conduct, the Financial Policy and the Bylaws of Braskem was approved, under the terms and conditions included in such PD and the recommendation to the Odebrecht and Petrobras shareholders for the execution of the necessary changes in the Shareholders' Agreements filed with the Company; 2) PD.CA/BAK-20/2018 - Annual Compensation of Braskem within the Odeprev Plan - the payment of an annual compensation regarding 2017 was approved, at the rate of 65% of the sum of the monthly compensations for the year, under such PD; 3) PD.CA/BAK-21/2018 - Engagement of Independent Auditors for Braskem America and Braskem Idesa; 4) Call Notice for General Meeting - The calling of an Extraordinary General Meeting was authorized, which shall be held on a date and place to be timely defined and informed upon publication of the respective Call Notice pursuant to law, in order to resolve on the following matters: (i) change of article 26, item (xviii) of the Company’s Bylaws, pursuant to the resolution of item (2) above; (ii) amendment to article 4 of the Company's Bylaws as a result of the share conversion exercised by a minority shareholder of class "B" preferred shares, and (iii) replacement of effective members and appointment of alternate members for vacant positions of the Company’s Board of Directors, all of which appointed by shareholder Petróleo Brasileiro .S.A – Petrobras (“Petrobras”), for the remaining ongoing term of office,

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 19, 2018

which shall end at the Ordinary General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2019; and 5) Statement on the Independence of the candidates to the Board of Directors (“Candidates to the BoD”) - the members of the Board of Directors have understood, based on the documents made available and the reasons included in the statements signed by the candidates to the BoD to be elected in the Meeting referred to in item (4) above, that Messrs. Fábio Venturelli and Ricardo Baldin meet the independence criteria set forth in the Global Policy of Braskem’s Compliance System.

ADJOURNMENT: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, September 19, 2018. Signed: Marcelo Lyrio – Chairman; Marcella Menezes Fagundes - Secretary; Carla Gouveia Barretto; Ernani Filgueiras de Carvalho; Gesner José de Oliveira Filho; João Cox Neto; Luiz de Mendonça; Marcus Vinicius de Oliveira Magalhães and Rodrigo J. P. Seabra Monteiro Salles.

I hereby certify that the abovementioned resolutions were extracted from the minutes filed in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.